SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                SCHEDULE 13D
                               (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)
                             (AMENDMENT NO.  *)


                     HAYES LEMMERZ INTERNATIONAL, INC.
 -------------------------------------------------------------------------
                              (NAME OF ISSUER)
                        COMMON STOCK, $.01 PAR VALUE
 -------------------------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)
                                421124-10-8
 -------------------------------------------------------------------------
                               (CUSIP NUMBER)


        Paul S. Levy                            Dr. Wienand Meilicke
   Joseph Littlejohn & Levy                     Meilicke & Partner
 450 Lexington Avenue, Suite 3350             Poppelsdorfer Allee 106
    New York, New York 10017                       53115 Bonn
       (212) 286-8600                      Federal Republic of Germany
                                               011-49-228-72543-0

      Cleveland A. Christophe                    Jay R. Bloom
     TSG Capital Fund II, L.P.         CIBC WG Argosy Merchant Fund 2, L.L.C.
     177 Broad Street, 12th Floor         425 Lexington Avenue, 3rd Floor
     Stamford, Connecticut  06901             New York, New York 10017
          (203) 406-1500                      (212) 885-4400
---------------------------------------------------------------------------
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                              January 9, 2000
---------------------------------------------------------------------------
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ( ).

                     (Continued on the following pages)
                            (Page 1 of 22 Pages)

-----------

*     This Amendment to Schedule 13D constitutes (i) Amendment No. 2 to the
      Schedule 13D previously filed by Joseph Littlejohn & Levy Fund II L.P., JLL Associates II, L.P., Peter A. Joseph and Paul S. Levy; (ii) Amendment No. 1 to the Schedule 13D previously filed by TSG Capital Fund II, L.P., TSG Associates II, L.P., TSG Associates II, Inc., Cleveland A. Christophe, Duane E. Hill and Darryl B. Thompson and
      (iii) Amendment No. 3 to the Schedule 13D previously filed by CIBC WG Argosy Merchant Fund 2, L.L.C. and CIBC Oppenheimer Corp. (formerly CIBC Wood Gundy Securities Corp.).



CUSIP NO.  421124-10-8             13D                   PAGE 2 OF 22 PAGES
                             (AMENDMENT NO. 3)


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOSEPH LITTLEJOHN & LEVY FUND II L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                  (b) |_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS
         OO, PF, BK (SEE RESPONSE TO ITEM 3)

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                  |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

     NUMBER OF       7     SOLE VOTING POWER                   NONE
      SHARES
   BENEFICIALLY      8     SHARED VOTING POWER                 9,634,176
     OWNED BY
       EACH          9     SOLE DISPOSITIVE POWER              NONE
     REPORTING
    PERSON WITH      10    SHARED DISPOSITIVE POWER            9,634,176

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,634,176

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                     |X|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         31.8%

  14     TYPE OF REPORTING PERSON
         PN



CUSIP NO.   421124-10-8               13D                 PAGE 3 OF 22 PAGES
                             (AMENDMENT NO. 3)


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL ASSOCIATES II, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |X|
                                                                (b) |_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS
         OO, PF, BK (SEE RESPONSE TO ITEM 3)

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

     NUMBER OF      7      SOLE VOTING POWER                   NONE
      SHARES
   BENEFICIALLY     8      SHARED VOTING POWER                 9,634,176
     OWNED BY
       EACH         9      SOLE DISPOSITIVE POWER              NONE
     REPORTING
    PERSON WITH     10     SHARED DISPOSITIVE POWER            9,634,176

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,634,176

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                             |X|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         31.8%

  14     TYPE OF REPORTING PERSON
         PN



CUSIP NO.   421124-10-8             13D                   PAGE 4 OF 22 PAGES
                             (AMENDMENT NO. 3)


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         DAVID YING

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X|
                                                                 (b) |_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS
         OO, PF, BK (SEE RESPONSE TO ITEM 3)

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                  |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

     NUMBER OF           7    SOLE VOTING POWER                   10,760
      SHARES
   BENEFICIALLY          8    SHARED VOTING POWER                 9,634,176
     OWNED BY
       EACH              9    SOLE DISPOSITIVE POWER              10,760
     REPORTING
    PERSON WITH          10   SHARED DISPOSITIVE POWER            9,634,176

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,644,936

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        |X|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         31.8%

  14     TYPE OF REPORTING PERSON
         IN



CUSIP NO.   421124-10-8              13D                PAGE 5 OF 22 PAGES
                             (AMENDMENT NO. 3)



   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         PAUL S. LEVY

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                    (b) |_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS
         OO, PF, BK (SEE RESPONSE TO ITEM 3)

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

     NUMBER OF           7     SOLE VOTING POWER                   NONE
      SHARES
   BENEFICIALLY          8     SHARED VOTING POWER                 9,634,176
     OWNED BY
       EACH              9     SOLE DISPOSITIVE POWER              NONE
     REPORTING
    PERSON WITH          10    SHARED DISPOSITIVE POWER            9,634,176

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,634,176

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                       |X|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         31.8%

  14     TYPE OF REPORTING PERSON
         IN



CUSIP NO.   421124-10-8             13D                   PAGE 6 OF 22 PAGES
                             (AMENDMENT NO. 1)



   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSG CAPITAL FUND II, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |X|
                                                               (b) |_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS
         OO, PF, BK (SEE RESPONSE TO ITEM 3)

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                   |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

     NUMBER OF        7       SOLE VOTING POWER                   NONE
      SHARES
   BENEFICIALLY       8       SHARED VOTING POWER                 2,812,500
     OWNED BY
       EACH           9       SOLE DISPOSITIVE POWER              NONE
     REPORTING
    PERSON WITH       10      SHARED DISPOSITIVE POWER            2,812,500

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,812,500

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    |X|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.3%

  14     TYPE OF REPORTING PERSON
         PN



CUSIP NO.    421124-10-8             13D                   PAGE 7 OF 22 PAGES
                             (AMENDMENT NO. 1)



   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSG ASSOCIATES II, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                    (b) |_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS
         OO, PF, BK (SEE RESPONSE TO ITEM 3)

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                      |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

     NUMBER OF        7       SOLE VOTING POWER                NONE
      SHARES
   BENEFICIALLY       8       SHARED VOTING POWER              2,812,500
     OWNED BY
       EACH           9       SOLE DISPOSITIVE POWER           NONE
     REPORTING
    PERSON WITH       10      SHARED DISPOSITIVE POWER         2,812,500

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,812,500

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |X|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.3%

  14     TYPE OF REPORTING PERSON
         PN



CUSIP NO.   421124-10-8               13D                   PAGE 8 OF 22 PAGES
                             (AMENDMENT NO. 1)



   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSG ASSOCIATES II, INC.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                  (b) |_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS
         OO, PF, BK (SEE RESPONSE TO ITEM 3)

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                               |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

     NUMBER OF        7       SOLE VOTING POWER               NONE
      SHARES
   BENEFICIALLY       8       SHARED VOTING POWER             2,812,500
     OWNED BY
       EACH           9       SOLE DISPOSITIVE POWER          NONE
     REPORTING
    PERSON WITH       10      SHARED DISPOSITIVE POWER        2,812,500

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,812,500

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    |X|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.3%

  14     TYPE OF REPORTING PERSON
         CO



CUSIP NO.     421124-10-8          13D                   PAGE 9 OF 22 PAGES
                             (AMENDMENT NO. 1)



   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLEVELAND A. CHRISTOPHE

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                     (b) |_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS
         OO, PF, BK (SEE RESPONSE TO ITEM 3)

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                           |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

     NUMBER OF         7      SOLE VOTING POWER                NONE
      SHARES
   BENEFICIALLY        8      SHARED VOTING POWER              2,812,500
     OWNED BY
       EACH            9      SOLE DISPOSITIVE POWER           NONE
     REPORTING
    PERSON WITH        10     SHARED DISPOSITIVE POWER         2,812,500

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,812,500

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |X|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.3%

  14     TYPE OF REPORTING PERSON
         IN



CUSIP NO.    421124-10-8            13D                 PAGE 10 OF 22 PAGES
                             (AMENDMENT NO. 1)



   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK D. INGLIS

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |X|
                                                                   (b) |_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS
         OO, PF, BK (SEE RESPONSE TO ITEM 3)

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

     NUMBER OF          7       SOLE VOTING POWER               NONE
      SHARES
   BENEFICIALLY         8       SHARED VOTING POWER             2,812,500
     OWNED BY
       EACH             9       SOLE DISPOSITIVE POWER          NONE
     REPORTING
    PERSON WITH         10      SHARED DISPOSITIVE POWER        2,812,500

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,812,500

 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   |X|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.3%

  14     TYPE OF REPORTING PERSON
         IN



CUSIP NO.    421124-10-8           13D                   PAGE 11 OF 22 PAGES
                             (AMENDMENT NO. 1)



   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DARRYL B. THOMPSON

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |X|
                                                                   (b) |_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS
         OO, PF, BK (SEE RESPONSE TO ITEM 3)

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                         |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

     NUMBER OF           7      SOLE VOTING POWER                 NONE
      SHARES
   BENEFICIALLY          8      SHARED VOTING POWER               2,812,500
     OWNED BY
       EACH              9      SOLE DISPOSITIVE POWER            NONE
     REPORTING
    PERSON WITH          10     SHARED DISPOSITIVE POWER          2,812,500

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,812,500

 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |X|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.3%

  14     TYPE OF REPORTING PERSON
         IN



CUSIP NO.    421124-10-8            13D                 PAGE 12 OF 22 PAGES
                             (AMENDMENT NO. 3)


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CIBC WG ARGOSY MERCHANT FUND 2, L.L.C.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                    (b) |_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS
         OO, PF, BK (SEE RESPONSE TO ITEM 3)

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                         |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

     NUMBER OF           7       SOLE VOTING POWER                   NONE
      SHARES
   BENEFICIALLY          8       SHARED VOTING POWER                 NONE*
     OWNED BY
       EACH              9       SOLE DISPOSITIVE POWER              NONE
     REPORTING
    PERSON WITH          10      SHARED DISPOSITIVE POWER            NONE*

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         NONE

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        |X|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%

  14     TYPE OF REPORTING PERSON
         OO


* Does not include 2,500,000 shares of Non-Voting Common Stock owned by the Reporting Person.



CUSIP NO.    421124-10-8               13D               PAGE 13 OF 22 PAGES
                             (AMENDMENT NO. 3)


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CANADIAN IMPERIAL HOLDINGS INC. (FORMERLY SHARES HELD BY
         CIBC OPPENHEIMER CORP. (FORMERLY NAMED CIBC WOOD GUNDY SECURITIES
         CORP.))

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                    (b) |_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS
         OO, PF, BK (SEE RESPONSE TO ITEM 3)

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                 |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

     NUMBER OF            7       SOLE VOTING POWER                884,200
      SHARES
   BENEFICIALLY           8       SHARED VOTING POWER              NONE
     OWNED BY
       EACH               9       SOLE DISPOSITIVE POWER           884,200
     REPORTING
    PERSON WITH           10      SHARED DISPOSITIVE POWER         NONE

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         884,200

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  |X|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.9%

  14     TYPE OF REPORTING PERSON
         CO, BD



CUSIP NO.    421124-10-8             13D                 PAGE 14 OF 22 PAGES
                             (AMENDMENT NO. 1)


ITEM 2.    IDENTITY AND BACKGROUND

           Item 2 of the JLL Schedule 13D is hereby amended to add the following:

           On July 18th, 1997, Mr. Peter A. Joseph resigned as a general partner of JLL Associates and is no longer a Reporting Person.

           This Statement is being filed by Mr. David Ying. Mr. Ying is a United States citizen and is a general partner of JLL Associates and accordingly shall be included in the definition of Reporting Persons in the
Schedule 13D and amendments thereto of the JLL Group.

           Item 2 of the TSG Schedule 13D is hereby amended and restated to read in its entirety as follows:

           On November 2, 1998, Duane E. Hill ceased to be the holder of stock of TSG Inc. (as defined below) and is no longer a Reporting Person. On such date, Mark D. Inglis became a Reporting Person.

           This Statement, as amended, is being filed by TSG Capital Fund II, L.P., a Delaware limited partnership (the "Fund"), TSG Associates II, L.P., a Delaware limited partnership ("TSG Associates"), TSG Associates II, Inc., a Delaware corporation ("TSG Inc."), Cleveland A. Christophe, Mark D. Inglis and Darryl B. Thompson (collectively, the "Reporting Persons"). TSG Associates is the sole general partner of the Fund. TSG Inc. is the sole general partner of TSG Associates. Messrs. Christophe, Inglis and Thompson are each United States citizens and, together, are the holders of all of the outstanding common stock of TSG Inc. Messrs. Christophe, Inglis and Thompson are the directors of TSG Inc. Messrs. Christophe, Inglis and Thompson are the executive officers of TSG Inc. Each of the Reporting Persons is engaged principally in the business of investing in securities. The principal business address of each of the Reporting Persons is 177 Broad Street, 12th Floor, Stamford, Connecticut 06901.

           Item 2 of the CIBC Schedule 13D is hereby amended to add the following:

           This Statement, as amended, is being filed by Canadian Imperial Holdings Inc., a Delaware corporation ("CIHI"). CIHI is engaged principally in the business of acting as a holding company for the purchase of securities. The principal business address of CIHI is 425 Lexington Avenue, New York, New York 10017. CIHI is a wholly-owned indirect subsidiary of the Canadian Imperial Bank of Commerce ("CIBC"), a Canadian bank with offices in the United States.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Item 3 of the Schedule 13D for each Reporting Person is hereby amended to add the following:

           It is expected that approximately fifty percent (50%) of the funds necessary to complete the Proposed Transaction (as hereinafter defined) will be provided by the Purchaser (as hereinafter defined) and the balance will be provided through additional borrowings by the Company under its revolving credit facility with Canadian Imperial Bank of Commerce and Merrill Lynch Capital Corporation, as managing agents. The funds to be provided by the Purchaser are expected to be obtained from capital contributions of certain of the Reporting Persons and affiliated entities.

           Item 3 of the JLL Schedule 13D is hereby amended to add the following:

           Mr. Ying acquired an aggregate of 10,760 shares of Company Common Stock through several open market purchases that were made in 1996 (the "Ying Purchases"). Mr. Ying used his own personal funds to purchase such shares.

           Item 3 of the CIBC Schedule 13D is hereby amended to add the following:

           Canadian Imperial Holdings Inc. ("CIHI") acquired an aggregate of 884,200 shares of Company Common Stock through several open market purchases during the normal course of its business activities. These purchases were made through its affiliate, CIBC World Markets Corp. (formerly CIBC Oppenheimer Corp., which was formerly known as CIBC Wood Gundy Securities Corp.). CIHI obtained such funds through its various internal capital funding controls.

ITEM 4.    PURPOSE OF TRANSACTION.

           Item 4 of the Schedule 13D for each Reporting Person is hereby amended to add the following:

           On January 9, 2000, Joseph Littlejohn & Levy, Inc. delivered to the Board of Directors of the Company (the "Board") a letter dated January 9, 2000 (the "Proposal Letter") on behalf of Joseph Littlejohn & Levy Fund II L.P. ("JLL"), TSG Capital Fund II, L.P., CIBC WG Argosy Merchant Fund 2, L.L.C., Mr. Horst Kukwa-Lemmerz, Ms. Renate Kukwa-Lemmerz, Ms. Marianne Lemmerz, Ms. Inge Kruger-Pressl, Mr. Ranko Cucuz and certain other stockholders of the Company (collectively, the "Majority Stockholders"). In the Proposal Letter, the Majority Stockholders offered to acquire all of the outstanding common stock of the Company not currently owned by the Majority Stockholders (the "Shares") for a purchase price of $21.00 per share (the "Proposed Transaction"). The Proposed Transaction would be consummated pursuant to the terms of a merger agreement (the "Merger Agreement") to be entered into between the Company and either the Majority Stockholders or an entity to be formed on behalf of the Majority Stockholders (in either case, the "Purchaser"). Pursuant to the terms of the Merger Agreement, and subject to the conditions contained therein, the Purchaser or its wholly owned subsidiary would be merged with and into the Company and all outstanding Shares would be converted into $21.00 per share in cash. The consummation of the Proposed Transaction will cause the common stock of the Company to be delisted from the New York Stock Exchange and to become eligible for termination of registration under the Securities Exchange Act of 1934, as amended. The Proposal Letter is attached hereto as Exhibit A and is incorporated herein by reference in its entirety.

           The purpose of the Proposed Transaction is for the Majority Stockholders to acquire all of the outstanding shares of common stock of the Company not currently owned by the Majority Stockholders.

           Item 4 of the JLL Schedule 13D is hereby amended to add the following:

           The purpose of the Ying Purchases was for Mr. Ying to personally invest in shares of the Company Common Stock.

           Item 4 of the TSG Schedule 13D is hereby amended to add the following:

           The Stockholders Agreement was amended as of April 8, 1997 (the "Amendment"). The Amendment provides that, in addition to voting their shares of Company Common Stock in favor of the election of persons to the Company's Board of Directors designated by the Fund and JLL, the Fund and certain stockholders of the Company also agree to vote their shares of Company Common Stock in favor of the election of one member designated by CIBC WG Argosy Merchant Fund II, L.P. ("Argosy"). As a result, two, rather than three, members of the Company's Board of Directors will be selected by the Company's Board of Directors. Argosy's right to designate a director, like the respective rights of the Fund and JLL, terminates when Argosy ceases to own at least 50% of its initial investment.

           The foregoing summary of the provisions of the Amendment is qualified in its entirety by incorporation by reference to the Amendment attached as Exhibit B to the Schedule 13D Amendment No. 1, dated May 6, 1997, filed on behalf of JLL and others.

           The number of shares of Company Common Stock owned by the Fund has increased to 2,812,500 as the result of a stock split effected on December 20, 1996, by means of a 100% stock dividend on the outstanding shares of Company Common Stock.

           Item 4 of the CIBC Schedule 13D is hereby amended to add the following:

           The Stockholders Agreement was amended as of April 8, 1997 (the "Amendment"). The Amendment provides that, in addition to voting their shares of Company Common Stock in favor of the election of persons to the Company's Board of Directors designated by the Fund and JLL, the Fund and certain stockholders of the Company also agree to vote their shares of Company Common Stock in favor of the election of one member designated by CIBC WG Argosy Merchant Fund II, L.P. ("Argosy"). As a result, two, rather than three, members of the Company's Board of Directors will be selected by the Company's Board of Directors. Argosy's right to designate a director, like the respective rights of the Fund and JLL, terminates when Argosy ceases to own at least 50% of its initial investment.

           The foregoing summary of the provisions of the Amendment is qualified in its entirety by incorporation by reference to the Amendment attached as Exhibit B to the Schedule 13D Amendment No. 1, dated May 6, 1997, filed on behalf of JLL and others.

           The number of shares of common stock of the Company owned by the Reporting Persons doubled as the result of a stock split effected on December 20, 1996, by means of a 100% stock dividend on the outstanding shares of common stock of the Company.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           Item 5 of the Schedule 13D for each Reporting Person is hereby amended to add the following:

           The Majority Stockholders collectively as a group beneficially own 23,565,076 shares of common stock of the Company, which, as of December 15, 1999, constituted approximately 77.6% of the issued and outstanding shares of common stock of the Company (based upon 30,339,345 shares of common stock outstanding as reported in the Company's Form 10Q for the quarterly period ending October 31, 1999.

           Under Rule 13d-5 promulgated under the Exchange Act, the Majority Stockholders may be deemed to be acting as a group and to share beneficial ownership of the shares of common stock of the Company held by other Majority Stockholders. Except as otherwise set forth in a Schedule 13D or amendment thereto of any of the Reporting Persons, each Reporting Person expressly disclaims beneficial ownership of any of the shares of common stock of the Company beneficially owned by any other Majority Stockholders and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

           The Reporting Persons have not effected any transactions in shares of common stock of the Company during the past 60 days.

           Item 5 of the JLL Schedule 13D is hereby amended to add the following:

           Mr. Ying individually is the beneficial owner of 10,760 shares of Company Common Stock, which as of December 15, 1999, constituted less than .01% of the shares of common stock of the Company issued and outstanding (based upon 30,339,345 shares of common stock outstanding as reported in the Company's Form 10Q for the quarterly period ending October 31, 1999).

           Mr. Ying, as a general partner of JLL Associates, may be deemed to have voting and dispositive power with respect to the JLL Shares and, pursuant to Rule 13d-3(a) promulgated under the Exchange Act, may be deemed to be the beneficial owner of all of the JLL Shares. However, the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that Mr. Ying is a beneficial owner of the JLL Shares.

           On July 18th, 1997, Mr. Joseph resigned as a general partner of JLL Associates and is no longer a Reporting Person.

           Item 5 of the TSG Schedule 13D is hereby amended to add the following:

           The number of shares of Company Common Stock owned by the Fund has increased to 2,812,500 as the result of a stock split effected on December 20, 1996, by means of a 100% stock dividend on the outstanding shares of Company Common Stock.

           On November 2, 1998, Duane E. Hill ceased to be the holder of stock of TSG Inc. and is no longer a Reporting Person. On such date, Mark
D. Inglis became a Reporting Person.

           TSG Associates, as sole general partner of the Fund, TSG Inc., as sole general partner of TSG Associates, and Messrs. Christophe, Inglis and Thompson as the holders, together, of all of the outstanding common stock of TSG Inc., may be deemed to have, or to share, voting and dispositive power with respect to the TSG Shares and, pursuant to Rule 13d-3(a) promulgated under the Exchange Act, each may be deemed to be the beneficial owner of all of the TSG Shares. However, the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any other provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that TSG Associates, TSG Inc. or Messrs. Christophe, Thompson or Inglis is a beneficial owner of any of the TSG Shares.

           Item 5 of the CIBC Schedule 13D is hereby amended to add the following:

           The number of shares of Company Common Stock owned by CIHI has increased to 884,200 as the result of open market purchases throughout 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Item 6 of the Schedule 13D for each Reporting Person is hereby amended to add the following:

           The Majority Stockholders have an understanding among themselves to pursue and to consummate the Proposed Transaction.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Item 7 of the Schedule 13D for each Reporting Person is hereby amended to add the following:

Exhibit No.       Description
-----------       -----------

Exhibit A Joint Filing Agreement, dated as of January 12, 2000, among the reporting parties named herein.

Exhibit B         Proposal letter, dated January 9, 2000, from Joseph
                  Littlejohn & Levy, Inc. to the Board of Directors of
                  Hayes Lemmerz International, Inc.

                  Item 7 of each of the TSG Schedule 13D and CIBC Schedule 13D is hereby amended to add the following:

Exhibit C         Amendment No. 1 to Stockholders' Agreement, dated as of
                  April 8, 1997, among the Company, the Fund, Chase Equity
                  Associates, CIBC WG Argosy Merchant Fund 2, L.L.C.,
                  Nomura Holding America, Inc. and JLL (incorporated by reference to the Amendment attached as Exhibit B to the
                  Schedule 13D Amendment No. 1, dated May 6, 1997, filed on behalf of JLL and others).


                                 SIGNATURES

           After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 12, 2000


                                  JOSEPH LITTLEJOHN & LEVY FUND II L.P.

                                  By:   JLL Associates II, L.P.,
                                        its General Partner


                                        By: /s/ Paul S. Levy
                                            ---------------------------------
                                            Name:
                                            Title:


                                  JLL ASSOCIATES II, L.P.


                                  By: /s/ Paul S. Levy
                                      --------------------------------------
                                      Name:
                                      Title:


                                  /s/ David Ying
                                  ------------------------------------------
                                  David Ying


                                  /s/ Paul S. Levy
                                  ------------------------------------------
                                  Paul S. Levy



                                 SIGNATURES

           After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 12, 2000


                          TSG CAPITAL FUND II, L.P.

                          By:   TSG Associates II, L.P.,
                                its General Partner

                                By:  TSG Associates II, Inc.,
                                     its General Partner

                                     By: /s/ Cleveland A. Christophe
                                         ----------------------------------
                                         Name:  Cleveland A. Christophe
                                         Title: President


                          TSG ASSOCIATES II, L.P.

                          By:   TSG Associates II, Inc.,
                                its General Partner

                                By:  /s/ Cleveland A. Christophe
                                     -------------------------------------
                                     Name:  Cleveland A. Christophe
                                     Title: President


                          TSG ASSOCIATES II, INC.

                          By:   /s/ Cleveland A. Christophe
                                ------------------------------------------
                                Name:  Cleveland A. Christophe
                                Title: President

                                     /s/ Cleveland A. Christophe
                                     --------------------------------------
                                     Cleveland A. Christophe


                                     /s/ Mark D. Inglis
                                     --------------------------------------
                                     Mark D. Inglis


                                    /s/ Darryl B. Thompson
                                    ---------------------------------------
                                    Darryl B. Thompson



                                 SIGNATURES

           After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 12, 2000


                          CIBC WG ARGOSY MERCHANT FUND 2, L.L.C.


                          By: /s/ Jay Bloom
                              --------------------------------------
                              Name:
                              Title:


                          CIBC OPPENHEIMER CORP.


                          By:  /s/ Michael Capatides
                               ------------------------------------
                               Name:
                               Title:



                               EXHIBIT INDEX


Exhibit No.              Description
-----------              -----------

Exhibit A                Joint Filing Agreement, dated as of January 12,
                         2000, among the reporting parties named herein.

Exhibit B                Proposal letter, dated January 9, 2000, from
                         Joseph Littlejohn & Levy Fund II L.P. to the Board of Directors of Hayes Lemmerz International, Inc.

Exhibit C                Amendment No. 1 to Stockholders' Agreement, dated as
(to the TSG and          of April 8, 1997, among the Company, the Fund, Chase
CIBC Schedule            Equity Associates, CIBC WG Argosy Merchant Fund 2,
13Ds)                    L.L.C., Nomura Holding America, Inc. and JLL
                         (incorporated by reference to the Amendment attached as Exhibit B to the Schedule 13D
                         Amendment No. 1, dated May 6, 1997, filed on behalf of JLL and others).